Exhibit 27-(d)(12): Guaranteed Minimum Death Benefit Rider
Guaranteed Minimum Death Benefit Rider (GMDB)
This rider is a part of the base policy whose number is shown below. If not shown below, the Rider Data is shown on the Policy Data Page.
Rider Data	Base Policy Number
Definitions	Investment Options	The Fixed Account and the Sub-accounts of the Variable Account.
Unless otherwise indicated, the terms used in this rider have the same meaning as in the base policy.
Benefit

The Guaranteed Minimum Death Benefit Pe-riod begins on the GMDB Effective Date and ends on the GMDB Expiry Date, each shown on the Policy Data Page.

The Guaranteed Minimum Death Benefit will remain in effect during the Guaranteed Mini-mum Death Benefit Period if, on each Monthly Anniversary since the Policy Date:

1.

The sum of all premiums paid minus any partial withdrawals and Loan Amount is greater than or equal to the sum of the GMDB Guarantee Monthly Premiums for each Monthly Anniversary since the Policy Date, including the GMDB Guarantee Monthly Pre-mium for the current Monthly Anniversary; and

2.

Your Accumulation Value minus any loan Amount is properly diversified, meaning that it is invested in at least five Investment Options and no more than 35% of your Ac-cumulation value minus any Loan Amount is invested in any one Investment Option.

If the Guaranteed Minimum Death Benefit is in effect, we guarantee that we will not lapse your policy, even if the Cash Surrender Value is not sufficient to pay the Monthly Deduction that is due.

When your policy is kept in force under this rider benefit, all other riders will terminate except the Term Insurance Rider, if any.

[ING Logo}	ReliaStar Life Insurance Company	Keith Gubbay	President
	Box 20	/s/ Keith Gubbay
Minneapolis
Minnesota 55440
		Paula Cludray-Engelke	Secretary
/s/ Paula Cludray-Engelke

86-389		1

Policy Changes Affecting the Guaranteed Minimum Death Benefit	The GMDB Guaranteed Monthly Premium may be affected by requested changes in Face Amount or Death Benefit Option and may also be changed when any rider is at-	tached or terminated. The new GMDB Guar-anteed Monthly Premium will be shown on a new Policy Data Page and applies from the date of the change.
Notice

If on any Monthly Anniversary, the GMDB Guaranteed Monthly Premium requirement or diversification requirement is not met, we will send you notice of the premium required and/or the need to diversify your Account

Value. If the required premium is not received by us at our Home Office or your Account Value is not properly diversified prior to the next Monthly Anniversary, the GMDB Benefit will terminate.
GMDB Cost of Insurance

The GMDB Cost of Insurance will be assessed each month during the Guaranteed Minimum Death Benefit Period, even if another death benefit guarantee is in effect.

The GMDB Cost of Insurance is equal to 1 multiplied by 2, where:

1.
Is the GMDB Cost of Insurance Rate shown on the Policy Data Page; and

2.
The GMDB Benefit divided by $1,000.

The GMDB Benefit is equal to 1 plus 2 minus 3, where:

1.
Is the current Face Amount of the base policy;

2.
Is the Term Insurance Rider Face Amount; and

3.
Is the Accumulation Value at the beginning of the policy month.

The GMDB Benefit is never less than zero.

Termination

This rider will terminate on the earliest of the following dates:

1.
The Monthly Anniversary on or next following our reeipt at our Home Office of your written request for termination;

2.
The Monthly Anniversary following the date the GMDB Guaranteed Monthly Premium re-quirement is not met, if the required payment is not paid;

3.
The Monthly Anniversary following the date the diversification requirement is not met, if the required diversification is not made;

4.
When the base policy terminates; or

5.
The GMDB Rider Expiry Date is shown on the Policy Data Page.

Reinstatement	If this rider terminates, it may not be rein-stated.

5988	2